Michael D. Policarpo

President

VictoryShares Hashdex Nasdaq Crypto Index ETF c/o Victory Capital Digital Assets, LLC

15935 La Cantera Parkway San Antonio, TX 78256

March 20, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C., 20549

RE:	VictoryShares Hashdex Nasdaq Crypto Index ETF
Registration Statement on Form S-1 (File No. 333-258427)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), VictoryShares Hashdex Nasdaq Crypto Index ETF (the "Company") hereby respectfully requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the immediate withdrawal of the Company's Registration Statement on Form S-1, File Number 333-258427, together with all exhibits thereto (the "Registration Statement"), filed on August 4, 2021.

The Company is seeking withdrawal of the Registration Statement because the Company does not expect to proceed with an offering thereunder. The Company confirms that the Registration Statement has not been declared effective and confirms that no securities of the Company were sold under the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

CONFIDENTIAL TREATMENT REQUESTED

For additional information, please contact Mark Amorosi or Stacy Fuller of K&L Gates LLP, at (202) 778- 9000.

Sincerely,

VictoryShares Hashdex Nasdaq Crypto Index ETF

/s/ Michael D. Policarpo Michael D. Policarpo President

cc:Mark C. Amorosi Stacy L. Fuller

K&L Gates, LLP

CONFIDENTIAL TREATMENT REQUESTED